SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras reaches its highest historical monthly oil production in Brazil

The company also reaches new historical records as oil and gas operator in the country,

besides its daily and monthly production records at Pre-salt layer

Rio de Janeiro, November 11th, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that its consolidated oil and gas production, in Brazil and abroad, reached 2 million 795 thousand barrels of oil equivalent per day (boed) in October, up 0.5% from September´s production of 2 million 781 thousand boed.

Oil production in Brazil rose 0.4% in relation to September and reaches a new record

Petrobras´ oil production in Brazil reached an average of 2 million 126 thousand barrels per day (bdp) in October, corresponding to 0.4% rise in September´s production of 2 million 118 thousand bpd. This flow represents a historical new record, surpassing the previous record in 4.8 thousand bpd, reached in December 2010. October was the company´s ninth consecutive month of oil production growth in the country.

Total oil production operated by Petrobras in Brazil, which includes the share operated by its partners, reached in October its fourth consecutive record of 2 million 268 thousand bpd – up 1.3% from September´s production of 2 million and 239 thousand bpd.

Total oil and gas production

Petrobras´ total oil and gas production in Brazil corresponded to 2 million 579 thousand boed, indicating a rise of 0.6% in relation to September´s production of 2 million 565 boed, and a new historical record. Total oil and natural gas production operated by Petrobras in Brazil, which includes the share operated by its partners, in turn, corresponded to 2 million 783 thousand boed in October, up 1.5% volume obtained in September (2 million 743 thousand boed), and, representing once again the highest total production operated ever reached by the company.

Production growth

The rise in production was driven primarily by the ramp up of new production systems, as the P-58, at Parque das Baleias (Campos Basin); P-55 and P-62, at Roncador (Campos Basin); FPSO Cidade de Paraty, at Lula Nordeste (Santos Basin); FPSO Cidade de São Paulo, at Sapinhoá (Santos Basin); besides FPSO Cidade de Mangaratiba start-up, at Iracema Sul field (Santos Basin), in October, 14th.

In October, ten new offshore wells started up in the Campos and Santos Basins including three production wells and seven injection wells, totaling 63 new wells that have already gone into operation in 2014.

The company´s fleet of PLSV (Pipe Laying Support Vessel) reached 18 units with the start-up of Sapura Topázio (10/5), North Ocean 102 (10/14) and Coral Atlântico (10/20) vessels, in October. Estrela do Mar vessel is expected to arrive in December, and the fleet expected to go into operation this year will be complete.

Oil production at the pre-salt layer reached 606 thousand bpd in October, up 14% from September´s volume (532 thousand bpd). It is a new monthly production record at that layer. In October 28th, the pre-salt production at Campos and Santos Basins registered the highest daily production of 640 thousand bpd. Theses flows include the share operated by Petrobras to partners companies.

It is important to emphasize that this record was obtained with only 31 production wells, totaling 17 at Campos Basin and 14 at Santos Basin.

Production Shutdowns and Operational Efficiency

In compliance with the company’s schedule, some platforms underwent shutdowns in October, which led to the temporary suspension of 68 thousand bpd in monthly average production, among which stand out P-37, PNA-2, PCH-1 e FPSO Cidade de Santos interruptions. All these units have already resumed with its production.

In turn, the Operational Efficiency Increase Program (Proef) continues to accumulate excellent results: in October, the Proef was responsible for a production exceeding 200 thousand bpd at the Operational Units systems of Campos Basin, Espírito Santo and Rio.

New platforms in 2014

New production systems will start-up until the end of this year to guarantee the continuing sustained growth of the production curve.

In addition to the FPSO Cidade de Mangaratiba that started up at Iracema Sul field in October 14th, 20 days before scheduled, it will start operation in the next weeks, the FPSO Cidade Ilhabela – which is already anchored at the North area of Sapinhoá field, with first well connection operations in progress – and platform P-61, already anchored in site, at Papa-Terra field, at Campos Basin post-salt. The SS-88 rig (TAD – Tender Assisted Drilling) is in assembly operation, which will allow the start-up of the first well connected to P-61.

Natural gas production

Natural gas production in Brazil was also considered the highest ever registered, and rose 1.3% from 71 million 137 thousand m³/day in the previous month to 72 million 40 thousand m³/day in October. Gas production operated by Petrobras, which includes the share operated for its partner companies, also reached a new record of 81 million 785 thousand m³/day, a 2.1% rise from September (80 million 132 thousand m³/day).

It must be emphasized that 95.6% of this gas has been used, whether to market supply, or to energy generation in platforms or reinjection in reservoirs to rise oil production.

Production abroad is stable in October in relation to the previous month

Oil production abroad rose 0.1% from last month´s production of 215.6 thousand barrels of oil equivalent (boed) to 215.8 thousand boed in October.

Average natural gas production abroad rose 2.1% from September´s production of 16 million 293 thousand m³/day to 16 million 631 thousand m³/day. This rise is due to production ramp up at Lot 57, Kinteroni field, in Peru, driven by the demand for LNG exports from this country.

Average oil production decreased 1.6% from 119.7 thousand barrels of oil per day (bpd) last month to 117.9 thousand bpd in October, primarily due to operational variations at Argentina´s (Medanito, El Tordillo and Entre Lomas) and Nigeria´s (Akpo) fields.

Production reported to ANP

The total production reported to Brazil´s National Petroleum Agency (ANP) was 10,672,517 m³ of oil and 2,666,814 thousand m³ of gas in October 2014. This production corresponds to the total production of the concessions where Petrobras is the operator. It does not include shale, NGL volumes and third parties´ production where Petrobras is not the operator.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.